SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-34989

iSoftStone Holdings Limited

Building 16, Dong Qu,

10 Xibeiwang Dong Lu, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated June 9, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Cheng Zhang
Name:	Cheng Zhang
Title:	Acting Chief Financial Officer

Date: June 10, 2014

Exhibit 99.1

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Reports Unaudited Financial and Operating Results for the First Quarter 2014

BEIJING, China, June 9, 2014 /PRNewswire/ — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial and operating results for the first quarter ended March 31, 2014.

First quarter 2014 results

•	Net revenues increased 28.6% to $123.3 million in the first quarter 2014 from $95.9 million in the first quarter 2013.

•	Gross profit increased 2.6% to $31.7 million in the first quarter 2014 from $30.9 million in the first quarter 2013.

•	Net income in the first quarter 2014 decreased 69.0% to $0.9 million from $3.0 million in the first quarter 2013.

•	Non-GAAP net income in the first quarter 2014 (note 1) decreased 49.7% to $2.8 million from $5.6 million in the first quarter 2013.

•	Diluted earnings per American Depositary Share (“ADS”) were $0.01 in the first quarter 2014 compared with $0.05 in the first quarter 2013. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.04 in the first quarter 2014 compared with $0.10 in the first quarter 2013.

•	Total number of employees increased 31.2% to 19,147 as of March 31, 2014 from 14,599 as of March 31, 2013.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “I am delighted to see that our net revenues grew at 28.6% in the first quarter 2014 compared with first quarter 2013. Such growth was mainly from our China-based businesses. Although net income was in line with our expectation, the gross profit margin was negatively impacted by the continued cost inflation and less government support received during the quarter. Our efforts to improve operating efficiencies resulted in lower operating expenses as of percent of revenue in the first quarter of 2014 compared with the same quarter in 2013, however, the savings were not enough to absorb the short fall in gross profit.

“Since cash flow from operating activities was a deficit of $34.5 million in the first quarter 2014 mainly due to slower than anticipated cash collections from certain top Chinese customers, we leveraged our cash balances and credit facilities with local commercial banks to support our business growth during the quarter.

“In the next three quarters of 2014, we expect that there will be no significant changes in market conditions and the demand environment. We will remain focused on continuing our strategic direction that includes increased operations through our joint venture with Huawei (now in its second year), winning new business in the Chinese BFSI sector, and continuing to invest in important emerging technologies that include big data, mobile, and cloud computing to further support and build our solutions-based businesses for longer-term success. At the same time, we will continue to fight on the battle of optimizing cost structure and operating efficiencies.”

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Results of operations for the first quarter 2014

Net revenues

Net revenues increased $27.4 million or 28.6% to $123.3 million in the first quarter 2014 from $95.9 million in the first quarter 2013, mainly due to strong demand for IT services from clients in Greater China with some revenue growth from clients in the United States and Japan, offset by a decline from clients in Europe.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including (a) IT services, which primarily includes application development and maintenance (“ADM”), as well as R&D services and infrastructure and software services, (b) Consulting & Solutions, and (c) Business Process Outsourcing (“BPO”) services. The following table shows our net revenues by service line.

US$ in thousands, except %	2013Q1%		2014Q1%
IT services
ADM	32,495	33.9%	49,064	39.8%
R&D	23,408	24.4%	31,540	25.6%
Infrastructure and software	1,607	1.7%	3,326	2.7%

IT services, total	57,510	60.0%	83,930	68.1%
Consulting & Solutions	33,634	35.1%	32,532	26.4%
BPO services	4,726	4.9%	6,846	5.5%

Total net revenues	95,870	100.0%	123,308	100.0%

Net revenues from IT services increased $26.4 million or 45.9% to $83.9 million in the first quarter 2014 from $57.5 million in the first quarter 2013 mainly due to increased business volume from our largest communications client. Net revenues from Consulting & Solutions decreased $1.1 million or 3.3% to $32.5 million in the first quarter 2014 from $33.6 million in the first quarter 2013, mainly due to completion or decreased business volume in some public sector projects, partially offset by increased revenue from a banking client in China. Net revenues from BPO services increased 44.9% to $6.8 million in the first quarter 2014 from $4.7 million in the first quarter 2013 mainly due to increased demand from a public sector client and other new project wins.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by geographic markets

We classify our net revenues by the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong, and Macau) and Global (which includes the United States, Europe, Japan, and others), based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2013Q1%		2014Q1%
Greater China	65,754	68.6%	91,813	74.5%
Global:
United States	19,291	20.1%	20,474	16.6%
Europe	5,231	5.5%	4,714	3.8%
Japan	4,786	5.0%	5,076	4.1%
Others	808	0.8%	1,231	1.0%

Global total	30,116	31.4%	31,495	25.5%

Total net revenues	95,870	100.0%	123,308	100.0%

Reflecting the different conditions in our various markets, in the first quarter 2014, net revenues in Greater China continued to grow faster than the net revenues in the Global market. Our net revenues from Greater China clients increased $26.1 million or 39.6% to $91.8 million in the first quarter 2014 from $65.8 million in the first quarter 2013 mainly due to increased business volume from our largest communications client and banking clients in China, plus net revenues generated from recent wins of new public sector IT services projects in China. Net revenues from U.S. clients increased $1.2 million or 6.1% to $20.5 million in the first quarter 2014 from $19.3 million in the first quarter 2013 mainly due to increased demand from two U.S.-based technology clients. Net revenues from European clients decreased 9.9% to $4.7 million in the first quarter 2014 from $5.2 million in the first quarter 2013 mainly due to decreased demand from a communications client. Net revenues from Japanese clients increased $0.3 million or 6.1% to $5.1 million in the first quarter 2014 from $4.8 million in the first quarter 2013.

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing long-term demand for IT services and solutions: technology; communications; banking, financial services and insurance (“BFSI”); and energy, transportation, and public sector. The following table shows our net revenues by client industry.

US$ in thousands, except %	2013Q1%		2014Q1%
Technology	23,385	24.4%	24,548	19.9%
Communications	33,803	35.3%	49,846	40.4%
BFSI	18,732	19.5%	25,526	20.7%
Energy, transportation, and public	14,162	14.8%	15,355	12.5%
Others	5,788	6.0%	8,033	6.5%

Total net revenues	95,870	100.0%	123,308	100.0%

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from technology clients increased $1.2 million or 5.0% to $24.5 million in the first quarter 2014 from $23.4 million in the first quarter 2013 due to increased demand from two technology clients in the U.S. market and project wins from new technology clients in China, partially offset by reduced demand from a major technology client in China. Net revenues from communications clients increased $16.0 million or 47.5% to $49.8 million in the first quarter 2014 from $33.8 million in the first quarter 2013 due to increased business volume from our largest communications client in China. Net revenues from BFSI clients increased $6.8 million or 36.3% to $25.5 million in the first quarter 2014 from $18.7 million in the first quarter 2013, attributable largely to IT services projects for Chinese banks. Net revenues from energy, transportation, and public sector clients increased $1.2 million or 8.4% to $15.4 million in the first quarter 2014 from $14.2 million in the first quarter 2013 due to recent wins of new IT services or BPO public sector projects, partially offset by the completion or decreased business volume in some Consulting & Solution public sector projects. Net revenues from all other industries increased $2.2 million to $8.0 million in the first quarter 2014 from $5.8 million in the first quarter 2013.

Net revenues by five largest clients

Net revenues from our five largest clients totaled $62.4 million or 50.6% of total net revenues in the first quarter 2014 compared with $48.9 million or 51.0% in the first quarter 2013.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2013Q1%		2014Q1%
Time-and-expense basis	36,237	37.8%	52,028	42.2%
Fixed-price basis	58,832	61.4%	69,614	56.4%
Volume basis (BPO)	801	0.8%	1,666	1.4%

Total net revenues	95,870	100.0%	123,308	100.0%

Net revenues from time-and-expenses basis projects increased $15.8 million or 43.6% to $52.0 million in the first quarter 2014 from $36.2 million in the first quarter 2013. Net revenues from fixed-price basis projects increased $10.8 million or 18.3% to $69.6 million in the first quarter 2014 from $58.8 million in the first quarter 2013.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $26.6 million or 41.0% to $91.6 million in the first quarter 2014 from $65.0 million in the first quarter 2013 primarily due to higher salary and compensation costs as a result of organic growth of service delivery employees to enable and match the growth of our business.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Gross profit increased $0.8 million or 2.6% to $31.7 million in the first quarter 2014 from $30.9 million in the first quarter 2013. Gross profit margin decreased to 25.7% in the first quarter 2014 from 32.2% in the first quarter 2013 primarily due to (1) change of business mix in the first quarter 2014 since less revenues were generated from consulting and solutions business and more revenues were generated from IT services and BPO type contracts, which generally had lower gross margins than in the consulting and solutions business; and (2) less government subsidies received in the first quarter 2014.

Operating expenses

Operating expenses increased by $2.4 million or 9.0% to $28.8 million in the first quarter 2014 from $26.4 million in the first quarter 2013 primarily due to (1) higher salary and compensation expenses as a result of the expansion in the number of employees; (2) higher professional expenses, mainly go-private related expenses and legal fees related to some ongoing litigations; and (3) higher depreciation and amortization expenses, partially offset by a decrease of rental expenses as a result of moving into our newly acquired office building in the second quarter 2013.

Income from operations

Income from operations decreased $0.6 million or 14.9% to $3.8 million in the first quarter 2014 from $4.4 million in the first quarter 2013 due to the factors explained above.

Non-GAAP income from operations (note 1) decreased $1.4 million or 19.5% to $5.7 million in the first quarter 2014 from $7.0 million in the first quarter 2013 due to lower gross profit and higher operating expenses explained above.

Interest expense

Interest expense was $2.5 million in the first quarter 2014 compared with $1.2 million in the first quarter 2013. Interest expense in the first quarter 2014 and 2013 was incurred on bank borrowings, and the increase was due to more bank borrowings to fund our working capital, office building, and business acquisition needs.

Income taxes expense

Income taxes expense was $0.4 million in the first quarter 2014 compared with $0.3 million in the first quarter 2013.

Net income

Net income decreased $2.1 million or 69.0% to $0.9 million in the first quarter 2014 from $3.0 million in the first quarter 2013 due to the factors explained above.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Non-GAAP net income decreased $2.8 million or 49.7% to $2.8 million in the first quarter 2014 from $5.6 million in the first quarter 2013 due to the factors explained above.

Earnings per ADS

Basic earnings per ADS were $0.01 in the first quarter 2014 and $0.05 in the first quarter 2013.

Diluted earnings per ADS were $0.01 in the first quarter 2014 and $0.05 in the first quarter 2013.

Non-GAAP diluted earnings per ADS (note 1) were $0.04 in the first quarter 2014 and $0.10 in the first quarter 2013.

Cash and cash flow

As of March 31, 2014, we had a cash balance of $64.3 million. Our net cash used in operating activities in the first quarter 2014 was $34.5 million. Our net cash used in investing activities in the first quarter 2014 was $8.5 million, including $10.8 million of capital expenditures. Within the capital expenditures, $1.4 million related to decoration of our newly acquired office building in Beijing. Our net cash provided by financing activities in the first quarter was $4.6 million, including $13.1 million proceeds from short-term bank loans, partly offset by $8.5 million in repayments of short-term bank loans upon maturity.

Days sales outstanding, or DSO, was 181 days for the first quarter 2014 and 188 days for the first quarter 2013. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period.

Recent developments

Update on proposed going private transaction

iSoftStone filed Schedule 13E-3 with the U.S. Securities and Exchange Commission on May 19, 2014. That document provides detailed information about the proposed going private transaction. Once the SEC has completed its review of the 13E-3, iSoftStone will set the date of the extraordinary general meeting of shareholders and provide details of the meeting and voting materials to its shareholders.

Outlook for the second quarter 2014

For the second quarter 2014, iSoftStone expects to achieve the following targets:

•	Net revenues for the second quarter 2014 to be at least $132 million.

•	Net income for the second quarter 2014 to be at least $4.2 million.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

•	Non-GAAP net income for the second quarter 2014 to be at least $6.5 million.

•	Non-GAAP diluted earnings per ADS for the second quarter 2014 to be at least $0.09, assuming 60.3 million average ADSs will be outstanding in the second quarter 2014. One ADS represents 10 ordinary shares.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, and changes in fair value of contingent consideration in business combinations and a preexisting contract loss related to the acquisition of our Beijing headquarters building in May 2013.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income, and diluted earnings per ADS) excludes share-based compensation, changes in fair value of contingent consideration in connection with business combination and amortization of intangible assets from acquisitions. For reconciliations of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation tables at the end of this earnings release.

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the first quarter 2014, our financial outlook for the second quarter 2014, our continued strategic focus on ISST (our joint venture with Huawei), seeking additional new business in the BFSI sector in China, and continued investment in emerging technologies (including big data, mobile, and cloud computing) to build our capabilities for our longer-term success, and the anticipated closing of the going private transaction.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the first quarter 2014 are preliminary, unaudited, and subject to audit adjustment. We may not meet our financial outlook for the second quarter 2014 or effectively execute on our strategic focus to position us for longer-term success or to grow our business as planned. The proposed going private transaction is subject to various conditions (including shareholder approval) and may not close when planned or at all. To meet these expectations we must, among other things, continue to execute our strategy, including expanding our business drivers, focusing on cash flow and margin improvement, and investing in technical competencies and domain expertise to support future growth, or otherwise grow our business in the manner planned, successfully complete planned acquisitions, strategic investments or joint ventures or recognize the anticipated benefits of our acquisitions, strategic investments or joint ventures, which we may not be able to achieve on a timely basis or at all. Our clients may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 6 of our 2013 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 29, 2014, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our second quarter 2014 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Charles Zhang

Acting Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

www.isoftstone.com

Source: iSoftStone Holdings Limited

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended March 31,
	2013	2014
Revenues	96,168	123,727
Business tax	(298)	(419)

Net revenues	95,870	123,308
Cost of revenues	(65,006)	(91,627)

Gross profit	30,864	31,681
Operating expenses:
General and administrative expenses	(16,694)	(19,067)
Selling and marketing expenses	(7,487)	(7,764)
Research and development expenses	(2,245)	(1,961)

Total operating expenses	(26,426)	(28,792)
Changes in fair value of contingent consideration in connection with business combination	(105)	(24)
Other expense, net	(52)	192
Government subsidies	142	706

Income from operations	4,423	3,763
Interest income	330	128
Interest expense	(1,249)	(2,473)

Income before provision for income taxes and loss in equity method investments, net of income taxes	3,504	1,418
Income taxes expense	(297)	(396)

Income after income taxes before loss in equity method investments, net of income taxes	3,207	1,022
Loss in equity method investments, net of income taxes	(206)	(93)

Net income	3,001	929

Less: Net (loss) income attributable to noncontrolling interest	(94)	134

Net income attributable to iSoftStone Holdings Limited	3,095	795

Earnings per share (In US$)
Basic	0.01	—
Diluted	0.01	—
Earnings per ADS (In US$)
Basic	0.05	0.01
Diluted	0.05	0.01
Weighted average shares (In thousands)
Basic	568,646	583,983
Diluted	579,452	598,460

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended March 31,
	2013	2014
Net income	3,001	929
Other comprehensive income, net of tax of nil
Changes in cumulative foreign currency translation adjustment	788	(8,468)

Comprehensive income (loss)	3,789	(7,539)
Less: comprehensive (loss) income attributed to the noncontrolling interest	(86)	(65)

Comprehensive income (loss) attributed to iSoftStone Holdings Limited	3,875	(7,474)

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31 2013	March 31 2014

Cash and cash equivalent	104,835	64,317
Restricted cash	11,410	8,263
Accounts receivable, net of allowance	253,209	281,983
Other current assets	32,900	35,288

Total current assets	402,354	389,851
Property and equipment	151,010	149,735
Land use right	39,569	38,329
Intangible assets	4,456	3,861
Goodwill	32,684	32,204
Other non-current assets	19,271	17,986

Total assets	649,344	631,966

Accounts payable	29,389	22,661
Deferred revenue	19,300	19,009
Short-term borrowings	123,434	127,523
Other current liabilities	69,292	65,616

Total current liabilities	241,415	234,809
Long-term borrowings	42,635	38,704
Other non-current liabilities	11,443	10,486

Total liabilities	295,493	283,999

Shareholders’ equity (Note a)	346,353	340,534
Noncontrolling interest	7,498	7,433

Total liabilities and shareholders’ equity	649,344	631,966

Note a:

As of March 31, 2014, the number of ordinary shares issued and outstanding was 584,158,831.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months ended March 31,
	2013	2014
Cash flows from operating activities:
Net income	3,001	929
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	1,908	1,557
Depreciation and amortization of property and equipment	2,647	4,743
Amortization of intangible assets	688	490
Amortization of land use right	18	209
Provision of allowance for doubtful accounts	54	260
Loss on equity method investments	206	93
Loss on disposal of property and equipment	35	37
Changes in fair value of contingent consideration in connection with business combinations	105	24
Changes in operating assets and liabilities:
Accounts receivable	(16,528)	(35,677)
Other assets	(3,012)	(3,921)
Accounts payable	(4,698)	(1,950)
Other liabilities	(1,757)	(1,248)

Net cash used in operating activities	(17,333)	(34,454)
Cash flows from investing activities:
Purchase of property and equipment	(6,958)	(10,843)
Payment of cost of long term investments	—	(819)
Restricted cash	(372)	3,147

Net cash used in investing activities	(7,330)	(8,515)
Cash flows from financing activities:
Proceeds from exercise of options	110	98
Proceeds from short-term borrowings	6,428	13,109
Payment of short-term borrowings	(1,607)	(8,521)
Deferred and contingent consideration paid for business acquisitions	(1,120)	(62)
Capital contribution from noncontrolling interest shareholder	4,025	—

Net cash provided by financing activities	7,836	4,624
Effect of exchange rate changes	175	(2,173)

Net decrease in cash	(16,652)	(40,518)
Cash at beginning of period	116,597	104,835

Cash at end of period	99,945	64,317

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months ended March 31, 2013				Three months ended March 31, 2014
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating expenses	(26,426)	2,242	(a)	(24,184)	(28,792)	1,705	(c)	(27,087)

Income from operations	4,423	2,599	(a)(b)	7,022	3,763	1,887	(c)(d)	5,650

Net income	3,001	2,599	(a)(b)	5,600	929	1,887	(c)(d)	2,816

Notes:

(a)	Adjustments to exclude share-based compensation of $1,787 and amortization of intangible assets from acquisitions of $455 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $121, amortization of intangible assets arising from acquisitions of $131, and changes in fair value of contingent consideration in connection with business combinations of $105 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $1,456 and amortization of intangible assets from acquisitions of $249 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $101, amortization of intangible assets arising from acquisitions of $57, and changes in fair value of contingent consideration in connection with business combinations of $24 from the unaudited condensed consolidated statements.

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three months ended March 31, 2013			Three months ended March 31, 2014
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	579,452	—	579,452	598,460	—	598,460
Diluted earnings per share (in US$)	0.01		0.01	—		—
Diluted earnings per ADS (in US$)	0.05		0.10	0.01		0.04